Merrill Lynch International
19 June 2007

FORM
8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) Merrill Lynch International
Company dealt in Imperial Chemical Industries Plc
Class of relevant security to which the 100p Ordinary
dealings being disclosed relate (Note 2)

Date of dealing 18/06/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short

Number Number
(%) (%)

(1) Relevant securities 565,000 0
(0.047)

(2) Derivatives (other than options) 0 0

(3) Options and agreements to purchase/sell 0 0

Total 565,000 0
(0.047)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short

Number Number
(%) (%)

(1) Relevant securities 0 0

(2) Derivatives (other than options) 0 0

(3) Options and agreements to purchase/sell 0 0

Total 0 0

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

S 19,481 636.50 GBp

S 10,537 637.00 GBp

S 250,000 637.80 GBp

S 25,000 638.00 GBp

S 30,789 638.50 GBp

S 39,015 639.00 GBp

S 20,485 639.50 GBp

S 37,560 640.00 GBp

S 45,324 640.50 GBp

S 50,079 641.00 GBp

S 8,453 641.50 GBp

S 4,157 642.00 GBp

(b) Derivatives transactions (other than options)

Product name, Long/short (Note 6) Number of securities (Note 7) Price per unit (Note 5)

e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, Writing, selling, Number of securities Exercise Type, e.g. Expiry Option money purchasing, to which the option American,
e.g. call option varying etc. relates (Note 7) price European etc. date paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option Number of securities Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure 19/06/2007

Contact name Alasdair Coutts-Britton

Telephone number 020 79963565

Name of offeree/offeror with which associated Imperial Chemical Industries Plc
Specify category and nature of associate status (Note 10) 2

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk